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                             September 10, 2020

       Daryl J. Carter
       President and Chief Executive Officer
       Aspire Real Estate Investors, Inc.
       1920 Main Street, Suite 150
       Irvine, California 92614

                                                        Re: Aspire Real Estate
Investors, Inc.
                                                            Amended Draft
Registration Statement on Form S-11
                                                            Submitted September
1, 2020
                                                            CIK No. 0001800491

       Dear Mr. Carter:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A filed September 1, 2020

       Inspire Real Estate Investors Predecessor I
       Combined Statements of Loss and Comprehensive Loss, page F-13

   1. Please remove the presentation of pro forma earnings (loss) per share from the predecessors'
historical statements of income (loss). Pro forma earnings (loss) per share may be presented with
the pro forma statements of operations. This comment is also applicable to
disclosures on pages F-28, F-42 and F-55.
 Daryl J. Carter
Aspire Real Estate Investors, Inc.
September 10, 2020
Page 2



       You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-
5513429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameDaryl J. Carter
                                                        Division of Corporation
Finance
Comapany NameAspire Real Estate Investors, Inc.
                                                        Office of Real Estate &
Construction
September 10, 2020 Page 2
cc:       Daniel M. LeBay, Esq.
FirstName LastName